

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via E-Mail
Robert M. Schlax
Chief Financial Officer
San Diego Gas & Electric Company
8326 Century Park Court
San Diego, California 92123

>   **Re: San Diego Gas & Electric Company**
>   **Registration Statement on Form S-3**
>   **Filed May 24, 2012**
>   **File No. 333-181639**

Dear Mr. Schlax:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 33

1. Please add the current report on Form 8-K that you filed on June 11, 2012 to the list of documents that you are incorporating by reference. In this regard, we note that your language incorporating by reference additional documents that you file "after the date of this prospectus and . . . through the completion of the offering" is not sufficient to automatically incorporate this report. Please refer to Securities Act Forms Compliance and Disclosure Interpretations 123.05.

Description of First Mortgage Bonds, page 14

2. Please revise your disclosure to describe the laws governing the first mortgage bonds.

Exhibit 5.1, Opinion of Latham & Watkins LLP

3. Please have counsel revise clause (ii) in the second paragraph of its opinion to identify and include the laws that govern the Bonds Indenture.

4. Please have counsel revise the first numbered paragraph on page 2 of its opinion to reflect, if true, that the Notes Indenture has already been duly authorized, executed and delivered. Please have counsel make conforming revisions to the applicable assumptions in the second paragraph on page 3 of the opinion.

5. Regarding the second numbered paragraph on page 2 of counsel's opinion, please confirm for us whether the supplemental indenture for the First Mortgage Bonds has already been duly authorized, executed and delivered. If these actions have already occurred, please have counsel revise its opinion accordingly, including making conforming revisions, as necessary, to the applicable assumptions in the second paragraph on page 3.

6. Regarding the second paragraph on page 3 of counsel's opinion, please have counsel revise the tense of the paragraph to reflect, if true, that the Notes and the First Mortgage Bonds have not yet been duly authorized, executed and delivered and that such actions will occur in the future.

7. Regarding clauses (c)(i) and (c)(ii) in the second paragraph on page 3 of counsel's opinion, please either have counsel provide us with an explanation as to why it believes these assumptions are necessary and appropriate and do not undermine counsel's opinions in the first and second numbered paragraph on page 2 or have counsel delete the clauses. Please refer to Section II.B.3.a of Staff Legal Bulletin 19.

8. Please confirm that when a takedown occurs you will file an appropriately unqualified, updated legality opinion. Please refer to Section II.B.2.a of Staff Legal Bulletin 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Dieter King for

Mara Ransom
Assistant Director

cc: Barry M. Clarkson, Esq.